

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

David Klein
Chief Executive Officer
Canopy Growth Corporation
1 Hershey Drive
Smiths Falls, Ontario, Canada K7A 0A8

      Re: Canopy Growth Corporation
           Registration Statement on Form S-1
           Filed July 19, 2023
           File No. 333-273319

Dear David Klein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Yariv Katz